Intelligent Buying, Inc.
450 National Ave
Mountain View, CA 94043

December 21, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Thompson, Accounting Branch Chief

Re:	Intelligent Buying, Inc. (the “Company”)
Form 10-K for year ended December 31, 2010
Filed March 29, 2011
File No. 1-34861

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated October 26, 2011 addressed to Mr. Eugene Malobrodsky, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 10-K for year ended December 31, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Amendments to Form 10-K have been referenced.

Item 9A. Controls and Procedures, page 23

1.  Please amend your filing to include management’s annual report on internal control over financial reporting as required by Item 308 of Regulation S-K. Please ensure that your report includes a statement of your responsibility for establishing and maintaining adequate internal control over financial reporting, a statement identifying the framework used to evaluate the effectiveness of internal control over financial reporting, and your assessment of the effectiveness of your internal control over financial reporting as of the end of the fiscal year. Please ensure that your assessment is a definitive statement as to whether internal control over financial reporting is effective or ineffective. To the extent that you have material weaknesses, you should include a discussion of those material weaknesses. Please be advised that you are not permitted to conclude that your internal control over financial reporting is effective if you have material weaknesses in internal control over financial reporting.

RESPONSE:

We have filed a First Amendment to the subject Form 10-K and have revised our disclosure to include management’s annual report on internal control over financial reporting as required by Item 308 of Regulation S-K.

On behalf of the Company, we acknowledge that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTELLIGENT BUYING, INC.

/S/ Eugene Malobrodsky

By:
Eugene Malobrodsky
President

cc:           Robert L. B. Diener, Esq.